Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

November 9, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that during the Extraordinary Shareholders’ Meeting of our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), held on November 9, 2016, Banco Galicia approved an increase in the amount of notes that may be issued pursuant to the Global Program for the Issuance of short-, mid- and/or long term, simple or non-convertibles notes from $600,000,000 up to a maximum outstanding face value of up to $1,100,000,000, or the equivalent thereof in other currencies.

Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com